Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603)26914122 FAX: (603)26987398

RECEIVED
2006 JAN 13 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

12 January 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 5

[redacted]

06010243

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Article entitled : SDarby's BMW deal	05.01.2006
2	Changes in the interest of Employees Provident Fund Board, a substantial shareholder	06.01.2006
3	Public Shareholding Spread	12.01.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JAN 18 2006
THOMSON FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Anita Sung
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Form Version 2.0

General Announcement

Submitted by S DARBY on 05/01/2006 05:35:23 PM
Reference No SD-060105-61761

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type	:	○ Announcement ● Reply to query
Reply to Bursa Malaysia's Query Letter - Reference ID	:	MN-060104-34589

* Subject :

Article entitled: SDarby's BMW deal

* Contents :-

We refer to the letter dated 4 January 2006 from Bursa Malaysia Securities Berhad to Sime Darby Berhad ("Sime Darby") and the news article appearing on page 1 in The Edge, FinancialDaily on 4 January 2006.

Sime Darby wishes to confirm that its wholly-owned subsidiary, Sime Darby Auto Imports Sdn Bhd (formerly known as Darby Park Sdn Bhd) has been appointed as the importer and supplier to BMW Malaysia Sdn Bhd of new completely built-up BMW motorcycles and vehicles and MINI vehicles with effect from 1 January 2006.

The above appointment is not expected to have any material effect on the earnings and net assets of the Sime Darby Group for the current financial year ending 30 June 2006 but is expected to contribute positively to the future earnings of the Group.

None of the Directors and/or substantial shareholders of Sime Darby and persons connected to them has any interest, direct or indirect, in the appointment.

This announcement is dated 5 January 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 06/01/2006 06:07:51 PM
Submitted by S DARBY on 06/01/2006 06:06:02 PM
Reference No SD-051223-B9789

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 15/12/2005	* 300,000	
Acquired	16/12/2005	150,000	
Acquired	19/12/2005	218,400	
Acquired	20/12/2005	200,000	

* Circumstances by reason of which change has occurred : Purchase of shares by the EPF Board
* Nature of interest : Direct

	Direct (units)	: 352,082,955
	Direct (%)	: 14.58
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 352,082,955
*	Date of notice	: 21/12/2005

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 21st, 23rd and 28th December 2005.

Form Version 2.0

General Announcement

Submitted by S DARBY on 12/01/2006 05:31:25 PM
Reference No SD-060112-3B42D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :
PUBLIC SHAREHOLDING SPREAD

* Contents :-

Sime Darby Berhad ("SDB") is pleased to announce that it is in compliance with the public shareholding spread under paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad which prescribes that a listed issuer must have at least 25% of its listed shares in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each.

As at 31st December 2005, SDB's listed shares are held by 26,948 public shareholders holding not less that 100 shares each representing 62.9% of the total listed shares of SDB.

This announcement is dated 12 January 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: